

SECUR~~I~~   ~~M~~ISSION

Washington, ~~D. C.~~

OMB APPROVAL

OMB Number   3235-0123

Expires   January 31, 2007

Estimated average burden

Hours per response   12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 1 2005

SEC FILE NUMBER

8-42825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2004** AND ENDING **DECEMBER 31, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

R. A. MACKIE & CO., L.P.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

31 MATTHIESSEN PARK

IRVINGTON,	**NEW YORK**	**10533**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. A. MACKIE, President of General Partner   **(914) 591 - 5111**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, *R. A. MACKIE,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *R. A. MACKIE & CO., L.P.,* as of *DECEMBER 31, 2004,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N O N E

X _____
Signature

_____
Title

X _____
Notary Public

JAMES D. MERCE
Notary Public, State of New York
No. 01ME4921415
Qualified in Westchester County
Commission Expires Mar. 14, 20_06_

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



R. A. MACKIE & CO., L. P.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

I, **R. A. MACKIE,** swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

R. A. MACKIE & CO., L.P., as of **DECEMBER 31, 2004,**

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:


No Exceptions


_____
(Signature)

_____
(Title)

_____
(Notary Public)

R. A. MACKIE & CO., L. P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 611,646
Due from clearing broker	450,604
Securities owned - at market value (Note 3)	153,540
Other assets	5,700
Total assets	$ 1,221,490

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Securities sold, but not yet purchased (Note 3)	$ 215,051
Accounts payable and accrued expenses	325,298
Total liabilities	540,349

Commitments and Contingencies (Notes 5)

Capital (Note 6)	681,141
Total liabilities and capital	1,221,490

The accompanying notes are an integral part of these statements.

R. A. MACKIE & CO., L. P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1-   Nature of Business

R. A. Mackie & Co., L. P. (The "Partnership"), a limited partnership, is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

Note 2-   Summary of Significant Accounting Policies

a)   Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b)   Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Partnership considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Partnership maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c)   Income Taxes
Income taxes are not payable by, or provided for, the Partnership. Members are taxed individually on their share of Partnership earnings for federal and state income tax purposes.

d)   Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   Marketable Securities Owned and Sold, but not yet Purchased

Marketable securities consist of trading securities at quoted market values, as illustrated below

	Owned	Sold, but not yet Purchased
Equities	153,540	215,051
	153,540	215,051

Note 4-   Settlement Income

The Partnership was a plaintiff in a lawsuit in which it was claimed that terms of a warranty agreement was breached. In 2004 the Partnership settled such action and collected its share of the award in the amount of $416,000.

Note 5-   **Financial Instruments with Off-Balance Sheet Credit Risk**

The Partnership trades only for its own account.

The Partnership is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost to the Partnership to acquire these securities may exceed the liability reflected in the financial statements. The Partnership attempts to reduce such risk in their short positions by holding offsetting long positions.

The Partnership is subject to credit risk should its clearing broker be unable to fulfill its obligations.

Note 6-   **Net Capital Requirement**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2004, the Partnership's net capital of $606,428 was $506,428 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 53.64%.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
R. A. Mackie & Co., L. P.

Gentlemen:

We have audited the accompanying statement of financial condition of R. A. Mackie & Co., L. P. as of December 31, 2004. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R. A. Mackie & Co., L. P. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2005





R. A. MACKIE & CO., L. P.
INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2004





LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Partners of
R. A. Mackie & Co., L. P.

Gentlemen:

In planning and performing our audit of the financial statements of R. A. Mackie & Co., L. P., for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R. A. Mackie & Co., L. P. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a), in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of R. A. Mackie & Co., L. P. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2005